Exhibit 99.1

The9 Limited to Hold Annual General Meeting on December 17, 2018

Shanghai China, November 15, 2018 — The9 Limited (Nasdaq: NCTY ) (the “Company”), an established Internet company, today announced that it will hold its annual general meeting of shareholders at the BNY Mellon Office, Room No. 4, 25/F Three Pacific Place, 1 Queen’s Road East, Hong Kong on December 17, 2018 at 2:00 p.m., Hong Kong time.

The Board of Directors of the Company has fixed the close of business on November 15, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and to vote at the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person. Beneficial owners of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting and form of proxy for ADS holders are available on the Company’s website at http://www.the9.com/en/agms.html. The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2017, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://www.corp.the9.com, and on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by email to ir@corp.the9.com or by writing to:

The9 Limited

Building No. 3,

No. 690, Bibo Road,

Zhangjiang Hi-tech Park, Pudong New Area,

Shanghai 201203, PRC

About The9 Limited

The9 Limited is an Internet company based in China. The9 is stepping into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire brand new shooting mobile game, Audition mobile, Knight Forever, Q Jiang San Guo and Wildlands God of War.

Investor Relations Contact

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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